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FILE PURSUANT TO RULE 424(b)(3)
REGISTRATION NO. 333-93399

Reef Global Energy Ventures
Distributions to Investor Partners*
October 2003—November 2004

	Reef Global Energy I, L.P.**		Reef Global Energy II, L.P.***
	Total Distributions to Unit Holders	Distributions Per $20,000 Unit	Total Distributions to Unit Holders	Distributions Per $20,000 Unit
October 2003	$6,491.23	$65.70	$—	$—
November 2003	13,565.68	137.29	—	—
December 2003	27,590.00	279.23	—	—
January 2004	0.00	0.00	—	—
February 2004	16,020.00	162.13	—	—
March 2004	53,400.00	540.45	16,687.50	53.49
April 2004	32,040.00	324.27	16,687.50	53.49
May 2004	25,810.00	261.22	0.00	0.00
June 2004	20,025.00	202.67	16,687.50	53.49
July 2004	15,575.00	157.63	8,455.00	27.10
August 2004	30,260.00	306.25	8,455.00	27.10
September 2004	22,250.00	225.19	113,030.00	362.32
October 2004	23,140.00	234.19	169,100.00	542.05
November 2004	22,695.00	229.69	178,000.00	570.58

Total	$308,861.91	$3,125.91	$527,102.50	$1,689.62

*
Represents distributions made to all holders of units in the partnerships. Excludes distributions payable to Reef Partners LLC other than those attributable to its purchase of units. Reef Partners LLC purchased 5% of the units in each partnership. Please remember that prior performance is not indicative of future returns.

**
The offering period for Reef Global Energy I, L.P. ended in December 2002. Partnership capital from the sale of units was approximately $2 million. The first partnership well began production in June 2003.

***
The offering period for Reef Global Energy II, L.P. ended in December 2003. Partnership capital from the sale of units was approximately $6.2 million.

December 9, 2004 Prospectus Supplement to Prospectus dated January 10, 2002 and Prospectus Supplement dated December 3, 2004

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Reef Global Energy Ventures Distributions to Investor Partners* October 2003—November 2004